Exhibit 1

For Immediate Release

SuperCom Reports
Pre-Acquisition Third Quarter and Nine Months Financial Results

For the nine months period; EPS is 0.63, gross margin at 85%; operating margin at 28%;

Herzliya, Israel, January 31, 2014 – SuperCom Ltd (NASDAQ: SPCB), a leading provider of Electronic Intelligence Solutions for National ID, Public Safety and HealthCare, today announced its results for the third quarter and first nine months of 2013, prior to its acquisition of the SmartID division.

Financial Highlights of the third quarter of 2013 compared with the third quarter of 2012

•	Revenue was $2.02 million compared to $1.79 million last year

•	Gross profit was $1.66 million, compared to $1.3 million last year;

•	Net income increased to $1.5 million, compared to $510 thousand last year;

•	EPS was $0.16 compared to $0.06 last year

Financial Highlights of the first nine months of 2013 compared with the first nine months of 2012

•	Revenue was $5.92 million, compared to $5.72 million last year

•	Gross profit was $5.02 million, compared to $4.10 million last year;

•	Net income was $5.6 million compared to $3.3 million last year;

•	EPS was $0.63 compared to $0.62 last year

The financial results are reported on a standalone basis and exclude the results of the SmartID division acquisition, and the public offering, which were both completed during the last week of 2013. The SmartID division’s operation will significantly contribute to SuperCom's results starting from the first quarter of 2014.

“I am very pleased with the financial result of the third quarter of last year and our achievements were all the more impressive given that management and major company resources were occupied with the secondary offering, and the acquisition of a SmartID division which was twice our size,” commented Arie Trabelsi, CEO of SuperCom. “We continued to present excellent performance across all parameters, indicating the strength and depth of our operations. We see these results as an indication that our core business remains on the right track and continues its positive momentum of growth and strong profitability. I note that the results of the third quarter are historical and do not include those of our new SmartID division, which will have a major and positive impact to our results in 2014 in terms of both revenue and profit.”

Continued Mr. Trabelsi, “Towards the end of 2013, we raised $13.8 million dollars in a secondary offering  in order to pay for the SmartID acquisition and increase working capital, and I would like to extend a warm welcome to all our new investors. We look forward to working hard to increasing shareholder value and we intend to continue unlocking the significant untapped potential that SuperCom has, together with its new SmartID division.”

SuperCom intends to release its fourth quarter and full year 2013 results at the beginning of March and will hold an investor conference call at that time in conjunction with the release.

About Supercom

Since 1988, SuperCom has been a leading global provider of traditional and digital identity solutions, providing advanced safety, identification and security solutions to governments and organizations, both private and public, throughout the world. Through its proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, SuperCom has inspired governments and national agencies to design and issue secured Multi-ID documents and robust digital identity solutions to its citizens and visitors. SuperCom offers a unique all-in-one field-proven RFID & mobile technology and product suite, accompanied by advanced complementary services for various industries including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, and building and access automation.

SuperCom’s website is http://www.supercom.com

Company Contact:
Ordan Trabelsi, VP US Operations
Tel: 1 212 675 4606
ordan@supercom.com

Investor Relations Contacts: Ehud Helft & Kenny Green GK Investor Relations Tel: 1 646 201 9246 supercom@gkir.com	Media Relations Contact: Matthew Krieger GK Public Relations Tel: 1 914 768 4219 matthew@gkipr.com

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements arising from the annual audit by management and the Company’s independent auditors. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.

** Tables to Follow **

SUPERCOM LTD.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	September 30,	December 31,
	2013	2012
	Unaudited	Audited

CURRENT ASSETS
Cash and cash equivalents	12	225
Restricted bank deposits	49	-
Trade receivable, net	2,477	1,598
Deferred tax short term	1,413	516
Other accounts receivable and prepaid expenses	1,532	311
Inventories, net	750	280

Total current assets	6,233	2,930

LONG-TERM ASSETS
Deferred tax long term	3,680	517
Severance pay funds	215	203

Property & equipment, net	140	93

TOTAL ASSETS	10,268	3,743

CURRENT LIABILITIES
Short-term bank credit	115	101
Trade payables	1,858	1,780
Employees and payroll accruals	433	138
Accrued expenses and other liabilities	1,179	777

Total current liabilities	3,585	2,796

LONG-TERM LIABILITIES
Accrued severance pay	276	236

Total long-term liabilities	276	236

SHAREHOLDERS' EQUITY:
Ordinary shares	620	574
Additional paid-in capital	43,682	43,518
Amount of liability extinguished on account of shares	-	127
Accumulated deficit	(37,895)	(43,508)

Total shareholders' equity	6,407	711

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	10,268	3,743

SUPERCOM LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data)

	Nine months Ended September 30		Three months Ended September 30
	2013	2012	2013	2012
	Unaudited

REVENUES	5,917	5,726	2,014	1,786
COST OF REVENUES	895	1,621	354	489

GROSS PROFIT	5,022	4,105	1,660	1,279

OPERATING EXPENSES:
Research and development	471	215	122	73
Selling and marketing	2,159	1,987	749	523
General and administrative	740	664	305	173
Other income	-	(187)	-	-

Total operating expenses	3,370	2,679	1,176	769

OPERATING INCOME	1,652	1,426	484	528
FINANCIAL EXPENSES (INCOME), NET	87	(1,860)	45	13

INCOME BEFORE INCOME TAX	1,565	3,286	439	515
INCOME TAX BENEFIT (EXPENSES)	4,048	(18)	1,047	(5)

NET INCOME FOR THE PERIOD	5,613	3,268	1,486	510

Basic	0.63	0.62	0.16	0.06

Diluted	0.59	0.53	0.15	0.05

Weighted average number of ordinary shares used in computing basic income per share	8,941,954	5,238,982	9,259,155	8,403,485

Weighted average number of ordinary shares used in computing diluted income per share	9,441,396	6,188,065	9,785,597	9,527,423